UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13D
	(Rule 13d-101)

	Under the Securities Exchange Act of 1934
	INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) (Amendment No. ____)*

	OMNIS TECHNOLOGY CORPORATION
	(Name of Issuer)

	Common Stock, $.10 par value
	(Title of Class of Securities)

	096434105
	(CUSIP Number)

	Mark D. Whatley
	Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
	A Professional Corporation
	Three Embarcadero Center, Suite 700
	San Francisco, CA  94111
	(415) 434-1600
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	  April 1, 1999
	(Date of Event which Requires
	Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 096434105	SCHEDULE 13D	Page 2 of 8

1	Name of Reporting Person				ASTORIA CAPITAL PARTNERS, L.P.
	IRS Identification No. of Above Person		94-3160631

2	Check the Appropriate Box if a Member of a Group
										(a)	[ ]
										(b)	[ ]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e)
										[ ]

6	Citizenship or Place of Organization
	California

					7	Sole Voting Power
NUMBER OF 				-4,043,444-
SHARES 			8	Shared Voting Power
BENEFICIALLY 				-0-
OWNED BY EACH 		9	Sole Dispositive Power
REPORTING 				-4,043,444-
PERSON WITH		10	Shared Dispositive Power
						-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,043,444-

12	Check Box if the Aggregate Amount in Row 11
	Excludes Certain Shares
										[ ]

13	Percent of Class Represented by Amount in Row 11
	39.7%

14	Type of Reporting Person
	PN







CUSIP No. 096434105	SCHEDULE 13D	Page 3 of 8

1	Name of Reporting Person 				ASTORIA CAPITAL MANAGEMENT, INC.
IRS Identification No. of Above Person		94-3143169

2	Check the Appropriate Box if a Member of a Group
										(a)	[ ]
										(b)	[ ]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e)
										[ ]

6	Citizenship or Place of Organization
	California

					7	Sole Voting Power
NUMBER OF 				-4,104,944-
SHARES 			8	Shared Voting Power
BENEFICIALLY 				-0-
OWNED BY EACH 		9	Sole Dispositive Power
REPORTING 				-4,104,944-
PERSON WITH		10	Shared Dispositive Power
							-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,104,944-

12	Check Box if the Aggregate Amount in Row 11
	Excludes Certain Shares
										[ ]

13	Percent of Class Represented by Amount in Row 11
	40.4%

14	Type of Reporting Person
	CO, IA





CUSIP No. 096434105	SCHEDULE 13D	Page 4 of 8

1	Names of Reporting Persons 				RICHARD W. KOE
IRS Identification Nos. of Above Persons

2	Check the Appropriate Box if a Member of a Group
											(a)	[ ]
											(b)	[ ]

3	SEC USE ONLY

4	Source of Funds
	WC, OO

5	Check Box if Disclosure of Legal Proceedings is
	Required Pursuant to Items 2(d) or 2(e)
											[ ]

6	Citizenship or Place of Organization
	United States

					7	Sole Voting Power
NUMBER OF 				-4,104,944-
SHARES 			8	Shared Voting Power
BENEFICIALLY 				-0-
OWNED BY EACH 		9	Sole Dispositive Power
REPORTING 				-4,104,944-
PERSON WITH		10	Shared Dispositive Power
							-0-

11	Aggregate Amount Beneficially Owned by Reporting Person
	-4,104,944-

12	Check Box if the Aggregate Amount in Row 11
	Excludes Certain Shares
										[ ]

13	Percent of Class Represented by Amount in Row 11
	40.4%

14	Type of Reporting Person
	IN, HC





CUSIP No. 096434105	SCHEDULE 13D	Page 5 of 8

Item 1.		Security and Issuer

This Schedule 13D ("Schedule") relates to shares of common stock, with par value $.10 (the "Common Stock"), of Omnis Technology Corporation, f/k/a Blyth Holdings, Inc., (the "Issuer"). The principal executive office of the Issuer is 981 Industrial Way, Bldg. B, San Carlos, CA 94070-4117.

Item 2.		Identity and Background

This Schedule is filed on behalf of Astoria Capital Partners, L.P. ("Astoria "), Astoria Capital Management, Inc. and Richard W. Koe each of whose principal business office address is 6600 SW 92nd Avenue, Suite 370, Portland, OR 97223.

Astoria is an investment limited partnership, whose general partners are Astoria Capital Management, Inc. and Richard W. Koe. Astoria Capital Management, Inc. is an investment advisor registered as such with the SEC. Richard W. Koe is Astoria Capital Management, Inc.'s president and sole shareholder.

None of Astoria, Astoria Capital Management, Inc. or Richard W.
Koe has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Astoria, Astoria Capital Management, Inc. or Richard W.
Koe has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Astoria is a California limited partnership, Astoria Capital
Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.

Item 3.		Source and Amount of Funds or Other Consideration

On April 1, 1999, the Issuer issued 2,543,344 shares of Common
Stock and 300,000 shares of Series A Convertible Preferred Stock to Astoria at issue prices of $.25 per share and $1.6667 per share respectively, for an aggregate issue price of $1,135,836. The issue price for the Common Stock and the Preferred Stock was satisfied by the cancellation of outstanding indebtedness of the Issuer to Astoria Each share of Series A Convertible Preferred Stock is convertible at the option of the holder to 1.667 shares of Common Stock.

CUSIP No. 096434105	SCHEDULE 13D	Page 6 of 8

On April 1, 1999, Astoria purchased an additional 1,000,000 shares of Common Stock from the Issuer at a price of $.25 per share for a total consideration of $250,000. Funds for this purchase of Common Stock were obtained from the working capital of Astoria

Item 4.		Purpose of Transaction.

The purchases of Common Stock and Preferred Stock were made for investment purposes. Depending upon market conditions and other factors, Astoria may acquire additional securities of the Issuer, or, alternatively, may dispose of some or all of the securities of the Issuer that it beneficially owns.

Item 5.		Interest in Securities of the Issuer

(a)	At April 1, 1999, Astoria beneficially owned 3,543,344 shares of Common Stock and 300,000 shares of Series A Convertible
Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock. The percentage of Common Stock beneficially owned by Astoria at such date was 39.7%.

	At April 1, 1999, Astoria Capital Management, Inc. and Richard W. Koe each beneficially owned 3,604,844 shares of Common Stock and 300,000 shares of Series A Convertible Preferred Stock which are convertible at the option of the holder into 500,100 shares of Common Stock. The percentage of Common Stock beneficially owned by each of Astoria Capital Management, Inc. and Richard W. Koe at such date was 40.4%.

	The amounts and percentages shown in Items 7 to 11 and 13 of pages 2,3, and 4 of this Schedule reflect the levels of beneficial ownership of the reporting persons at April 1, 1999.

(b)	Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference. The amounts shown in those Items reflect the level of beneficial ownership at April 1, 1999.

(c)	On April 1, 1999, the Issuer issued 2,543,344 shares of Common
Stock and 300,000 shares of Series A Convertible Preferred
Stock to Astoria at issue prices of $.25 per share and $1.6667 per share respectively, for an aggregate issue price of $1,135,836. On April 1, 1999, Astoria purchased an additional
1,000,000 shares of Common Stock from the Issuer at a price of $.25 per share for a total consideration of $250,000. These are the only transactions in the Common Stock of the Issuer involving the reporting persons during the 60 days prior to April 1, 1999.


CUSIP No. 096434105	SCHEDULE 13D	Page 7 of 8

 (d)	The amount of Common Stock reported in this Schedule as
beneficially owned by Astoria Capital Management, Inc. and Richard W. Koe includes beneficial ownership of 61,500 shares of Common Stock owned by an investment fund (not Astoria) which is managed by Astoria Capital Management, Inc. This investment fund has the right to receive any dividends paid on such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

	None.

Item 7.	Material to be Filed as Exhibits

	Exhibit A - Agreement Regarding Joint Filing of Statement on
Schedule 13D or 13G.


Signatures

After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED:  September 22, 2000.

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe

CUSIP No. 096434105	SCHEDULE 13D	Page 8 of 8

Exhibit A

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

		The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on
Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Omnis Technology Corporation. For that purpose, the undersigned hereby constitute and appoint Richard W.
Koe as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  September 22, 2000

ASTORIA CAPITAL PARTNERS, L.P.
By its general partner Astoria
Capital Management, Inc.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President of General Partner


ASTORIA CAPITAL MANAGEMENT, INC.

/s/ Richard W. Koe
By: Richard W. Koe
Its: President


RICHARD W. KOE

/s/ Richard W. Koe